Issuer Free Writing Prospectus Filed
Pursuant to Rule 433
Relating to the Preliminary Prospectus
Supplement, dated October 10, 2019
to Prospectus, dated August 9, 2018
Registration Statement No. 333-226726

NEW YORK MORTGAGE TRUST, INC.
7.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
October 10, 2019

Issuer:	New York Mortgage Trust, Inc.

Securities Offered:	7.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	6,000,000 shares

Over-Allotment Option:	900,000 shares

Trade Date:	October 10, 2019

Settlement and Delivery Date:	October 18, 2019 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $150,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $4,725,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $145,275,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:

(i) from and including the original issue date to, but excluding, January 15, 2025 (the “Fixed Rate Period”), at a fixed rate equal to 7.875% per annum of the $25.00 per share liquidation preference (equivalent to $1.96875 per annum per share) and (ii) from and including January 15, 2025 (the “Floating Rate Period”), at a floating rate equal to three-month LIBOR as calculated on each dividend determination date plus a spread of 6.429% per annum of the $25.00 per share liquidation preference

Dividend Payment	Quarterly cumulative dividends in arrears on the 15th day of each

Date:

January, April, July and October, when and as authorized and declared, provided that if any dividend payment date is not a business day, then (i) in the Fixed Rate Period, the dividend which would otherwise have been payable on that dividend payment date will instead be paid on the immediately succeeding business day and (ii) in the Floating Rate Period, the dividend payment date will be the immediately succeeding business day. The first dividend is scheduled to be payable on January 15, 2020 (short first dividend period) in the amount of $0.47578 per share and will be paid to the persons who are the holders of record of the Series E Preferred Stock at the close of business on the corresponding record date

Dividend Record Date:	The first day of the calendar month (whether or not a business day) in which the applicable payment date falls; the first dividend record date will be January 1, 2020

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	January 15, 2025

Conversion Rights:

Share Cap:8.27815

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series E Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $3.02 (which is 50% of the per share closing price of our common stock reported on the Nasdaq Global Select Market on October 9, 2019), subject to adjustment in certain circumstances, the holders of the Series E Preferred Stock will receive a maximum of 8.27815 shares of our common stock per share of Series E Preferred Stock.

Proposed Nasdaq Capital Market Listing Symbol:	NYMTM

CUSIP:	649604873

ISIN:	US6496048736

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.

The issuer has filed a registration statement (including a base prospectus dated August 9, 2018) and a preliminary prospectus supplement, dated October 10, 2019, with the Securities and Exchange Commission (the “SEC”)  for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, J.P. Morgan Securities LLC by calling collect (212) 834-4533, RBC Capital Markets, LLC by calling toll-free (866) 375-6829 or UBS Securities LLC by calling toll-free (888) 827-7275.